UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

On July 14, 2025, Nova Minerals Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Think Equity LLC as representative (the “Representative”) of the underwriters named therein, pursuant to which the Company agreed to sell to the Representative in an underwritten public offering, an aggregate of 1,200,000 American Depository Shares (“ADS”), with an ADS-to-ordinary-share ratio of 1 to 60, at a price to the public of $9.25 per ADS, for gross proceeds of approximately $11,100,000, before deducting underwriting discounts and offering expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 120,000 ADSs to cover over-allotments, if any.

On July 17, 2025, the Representative partially exercised its over-allotment option to purchase an additional 108,400 ADSs of the Company at the public offering price of $9.25 per ADS for gross proceeds of $1,110,000. The closing for the sale of the partial exercise of the over-allotment option took place on July 18, 2025. As a result, the gross proceeds of the Company’s public offering, including the proceeds from the exercise of the over-allotment option, totaled $12,210,000, before deducting underwriting discounts and offering expenses.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

This report on Form 6-K shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: July 21, 2025	By:	/s/Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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